Exhibit 99.2
2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21
Catherine ENCK
Tel. : 33 (1) 47 44 37 76
Patricia MARIE
Tel. : 33 (1) 47 44 45 90
Paul FLOREN
Tel. : 33 (1) 47 44 45 91
Christine de CHAMPEAUX
Tel. : 33 (1) 47 44 47 49
Bertille ARON
Tel. : 33 (1) 47 44 67 12
Mary DWYER
Tel. : 33 (1) 47 44 21 19
Isabelle CABROL
Tel. : 33 (1) 47 44 64 24
Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55
Franklin BOITIER
Tel. : 33 (1) 47 44 59 81
Philippe GATEAU
Tel. : 33 (1) 47 44 47 05
TOTAL S.A.
Capital 6 151 162 960 euros
542 051 180 R.C.S. Nanterre
www.total.com
China: Total enters into the Sulige field
Paris, March 2, 2006 — Total and PetroChina have signed a Production Sharing Contract for the evaluation, development and production of the natural gas resources of the South Sulige block of Ordos Basin, an area of around 2,390 square kilometres located in the Province of Inner Mongolia, onshore China. The contract is subject to approval by Chinese authorities.
The evaluation of this field will include the acquisition of new seismic data, reentry of existing wells and the drilling and testing of new wells.
“Total is pleased to be part of the Sulige development. This project is a major step towards unlocking potentially very large unconventional natural gas resources. It demonstrates the strong commitment of both PetroChina and Total to jointly cooperate in that field”, states Christophe de Margerie, President Exploration and Production of Total.
Total will bring to the partnership its technological expertise and working practices applied to the specific working conditions of the Ordos geological basin. Together with PetroChina, the Group will promote the replacement of traditional energy resources by cleaner fuels in the urban eastern regions.
Total and PetroChina have been partners for more than 10 years in one of the most important Chinese refineries, WEPEC. Located in Dalian, in the northeast of the country, WEPEC is operated by PetroChina and is currently being modernized and upgraded to a capacity of 10 million tons a year.
Total and PetroChina are also actively cooperating internationally to join their efforts and competencies in exploring and developing new resources in several domains, particularly heavy oils. Sulige project is an attractive and sizable opportunity which will allow in the two companies to strengthen their cooperation.
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Total is the fourth largest oil and gas company in the world with operations in more than 130 countries. Total’s activities cover the whole energy chain of the petroleum industry: exploration, oil and gas production, refining and marketing, trading and power generation. The Group is also a major player in chemicals. Total has more than 111,000 employees worldwide. More information can be found on the company’s website: www.total.com